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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934


                          FREEDOM TAX CREDIT PLUS L.P.
                            (Name of Subject Company)


                          FREEDOM TAX CREDIT PLUS L.P.
                      (Name of Person(s) Filing Statement)


                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)


                                  35644P 10 2
                      (CUSIP Number of Class of Securities)

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           J. Michael Fried                              Doreen D. Odell
     Related Freedom Associates L.P.                     Freedom GP Inc.
          625 Madison Avenue                         3 World Financial Center
          New York, NY 10022                                29th Floor
            (212) 421-5333                              New York, NY 10285
                                                          (212) 526-7000

                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)

                                   Copies to:

         Peter M. Fass, Esq.                          Patrick J. Foye, Esq.
         Battle Fowler LLP                       Skadden, Arps, Slate, Meagher
        75 East 55th Street                              & Flom LLP
         New York, NY 10022                            919 Third Avenue
           (212) 856-7000                            New York, NY 10022
                                                       (212) 735-3000

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Item 1. Security and Subject Company.
     The name of the subject company is Freedom Tax Credit Plus L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022. The general partners of the Partnership are Related Freedom Associates L.P. ("RFA"), a Delaware limited partnership with principal executive offices at 625 Madison Avenue, New York, New York 10022, and Freedom GP Inc. ("Freedom GP"), a Delaware corporation with principal executive offices at 3 World Financial Center, 29th Floor, New York, New York 10285. The title of the class of equity securities to which this statement relates is the Partnership's Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in the Partnership.


Item 2. Tender Offer of the Bidder.
     This Schedule 14D-9 relates to the offer by Lehigh Tax Credit Partners L.L.C. (the "Purchaser"), a Delaware limited liability company and an affiliate of RFA, disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 27, 1997 (the "Schedule 14D-1"), to purchase up to 18,224 issued and outstanding BACs at a purchase price of $530 per BAC, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1997 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Lehigh Offer" and are contained within the Schedule 14D-1).

     The address of the Purchaser's principal executive offices is 625 Madison Avenue, New York, New York 10022.

Item 3. Identity and Background.
     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) The Partnership does not have any employees, directors or executive officers. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of its general partners (the "General Partners"), Freedom GP and RFA. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership and its affiliates.

     The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of July 31, 1990 (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

     Pursuant to the Partnership Agreement, the General Partners are entitled to a fee (the "Partnership Management Fee") for their services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and BACs holders and with the partnerships (the "Local Partnerships") in which the Partnership has acquired a partnership interest). The Partnership Management Fee is payable annually and is determined by the General Partners based on their review of the Partnership's investments, up to a maximum of 0.5% of the Partnership's Invested Assets (as defined below); provided, however, the Partnership Management Fee is a minimum of $2,500 per $1 million of Invested Assets up to Invested Assets of $20 million and $5,000 per $1 million of Invested Assets above $20 million to $100 million. "Invested Assets" means the purchase price paid upon the acquisition by the Partnership of properties and interests in Local Partnerships, including (i) the total of all fees and commissions paid in connection with the selection or purchase by the Partnership or Local Partnerships of properties or interests in Local Partnerships, and (ii) the amount of all liens and mortgages on properties acquired by the Partnership. For the three months ended June 30, 1997 and the three years ended March 31, 1997, 1996 and 1995, the General Partners earned aggregate Partnership Management Fees of $169,000, $676,000, $400,000 and $241,163, respectively.

     According to the Partnership Agreement, the General Partners are also entitled to receive a disposition fee (the "Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Partnership. Payment of such fee shall be subordinated to the return to Limited Partners and BACs holders of their capital contribution and other items as set forth in the Partnership Agreement. Each Disposition Fee is equal to the lesser of one-half the competitive real estate commission or 3% of the sale price in

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respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). In no event, however, shall the Disposition Fee and all other fees payable to the General Partners and any of their affiliates and any unrelated parties arising out of any given sale exceed in the aggregate the lesser of the competitive rate or 6% of the gross proceeds from such sale. For the three months ended June 30, 1997 and the three years ended March 31, 1997, 1996 and 1995, the General Partners did not earn any Disposition Fee.

     The General Partners serve as the co-general partners of Freedom SLP L.P. ("Freedom SLP"). Freedom SLP is entitled to receive up to $2,500 per year as a fee (the "Local Administrative Fee") from each Local Partnership of which it is a special limited partner; provided, however, the sum of the aggregate Local Administrative Fee and the Partnership Management Fee for any year shall not exceed 0.5% of Invested Assets. Freedom SLP, as special limited partner of the Local Partnerships, earned Local Administrative Fees of $17,000, $67,503, $65,683 and $66,150 from the Local Partnerships for the three months ended June 30, 1997 and the three years ended March 31, 1997, 1996 and 1995, respectively.

     RFA and Freedom GP, as General Partners, and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partners are also entitled to reimbursement of expenditures made on behalf of the Partnership. An affiliate of the General Partners performs asset monitoring services for the Partnership. These services include site visits and evaluations of the Local Partnerships' performance. For the three months ended June 30, 1997 and the three years ended March 31, 1997, 1996 and 1995, the Partnership incurred, in the aggregate, $57,563, $143,694, $125,835 and $127,756, respectively, to the General Partners and their affiliates as reimbursement of expenditures and asset monitoring services performed by the General Partners' affiliate on behalf of the Partnership.

     In addition, under the terms of the Partnership Agreement, upon the removal of the General Partners by the limited partners of the Partnership (the "Limited Partners") or upon the occurrence of a "Removal Event", as defined below, the General Partners may be entitled to receive compensating payments, which will be payable with interest for a term not less than five years. The amount of such payments shall be the fair market value of the removed General Partner's interest as determined by two independent appraisers, which amount could be substantial. The Partnership Agreement deems a "Removal Event" to have occurred if the business of the Partnership is continued after the bankruptcy, death, adjudication of incompetence or removal of a General Partner (subject to certain exceptions pursuant to the Partnership Agreement). A majority in interest of the Limited Partners may approve the removal of any General Partner without the concurrence of any General Partner at a meeting of the Partnership.

     (2) Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Purchaser, its executive officers, directors or affiliates. The Purchaser is an affiliate of RFA, one of the two General Partners of the Partnership. The executive officers and directors of the Purchaser also serve as executive officers and directors of the general partner of RFA. Therefore, the Purchaser and RFA, subject to its fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership, its partners and its investors.

     The Partnership, the Purchaser and RFA entered into a letter agreement, dated August 26, 1997 (the "Standstill Agreement") (a copy of which has been filed as Exhibit (c)(1) hereto), pursuant to which the Purchaser agreed that, prior to August 26, 2007 (the "Standstill Expiration Date"), it will not and it will cause certain affiliates not to (i) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 45% (including BACs acquired through all other means) of the outstanding BACs, (ii) seek to propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any voting securities of the Partnership, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Partnership, except that those affiliates bound by the Standstill Agreement will not be deemed to have violated it and formed a "group" solely by acting in accordance with the Standstill Agreement, (v) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Standstill Agreement. In addition, the Purchaser has agreed that until the Standstill Expiration Date


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it will not sell any BACs acquired by it unless the buyer of such BACs agrees to be bound by the Standstill Agreement; provided, however, the Purchaser may make transfers in the secondary market to any purchaser which represents that following such sale it will not own three (3%) percent or more of the BACs outstanding. By the terms of the Standstill Agreement, the Purchaser has also agreed to vote its BACs in the same manner as a majority of all voting BACs holders; provided, however, the Purchaser is entitled to vote its BACs as it determines with regard to any proposal (i) to remove RFA as a General Partner of the Partnership or (ii) concerning the reduction of any fees, profits, distributions or allocations for the benefit of RFA or its affiliates. The Purchaser, RFA and Related Capital Company also agreed to indemnify and hold harmless the Partnership, Freedom GP and certain associated parties against any claims or damages arising from a breach of the Standstill Agreement or from a tender offer or acquisition of BACs by the Purchaser or its affiliates. The foregoing discussion of the Standstill Agreement is subject to and qualified in its entirety by reference to such agreement, which is incorporated herein by reference.

     The Partnership has been informed that the Purchaser expects to purchase all of the BACs tendered pursuant to the Lehigh Offer (other than BACs purchased by Everest Properties, Inc. or its affiliates ("Everest") pursuant to the Everest Option (as defined according to the Lehigh Offer)) with funds borrowed from one of its members pursuant to a promissory note dated as of August 26, 1997, containing substantially the same terms and conditions that such member borrows such funds under an existing credit facility it has available to it with BankBoston, National Association (formerly known as The First National Bank of Boston) and Fleet National Bank (the "Lenders"). The existing credit agreement is among the Lenders and RCC Credit Facility, L.L.C., Related Capital Company and The Related Companies, L.P. All of the BACs tendered pursuant to the Lehigh Offer and all of the Purchaser's membership interests will be pledged to the Lenders to secure the loan. Additionally, Related Capital Company will guarantee all amounts borrowed under such credit facility.

Item 4. The Solicitation or Recommendation.
     (a) Following receipt of the terms of the Lehigh Offer, the General Partners reviewed and considered the Lehigh Offer. The General Partners are expressing no opinion and are remaining neutral with respect to the Lehigh Offer.

     (b) Although the General Partners are not making a recommendation with respect to the Lehigh Offer, the General Partners believe that BACs holders should carefully consider the following factors in making their own decisions of whether to accept or reject the Lehigh Offer:

[bullet] An independent third party has estimated that the Fair Value (as defined below) of the BACs as of May 31, 1997 is between $528.84 and $576.88 per BAC. The tender offer price of $530 is at the low end of such range. However, BACs holders should note that the BACs become less valuable with the passage of time as fewer tax credits remain. "Fair Value" is defined as "the amount for which a BAC would change hands between a willing buyer and a willing seller neither under compulsion to act, with equity to both, each having reasonable knowledge of all relevant facts, and within a commercially reasonable period of time."

[bullet] BACs holders should note that the weighted average selling price for BACs reported in the limited and sporadic secondary market during the two-month period ended March 31, 1997 is $570.74. However, the Purchaser states its belief in the Lehigh Offer that such secondary market selling prices do not take into account commissions charged by secondary market makers effectuating such sales and the fact that the BACs become less valuable with the passage of time as fewer tax credits remain.

[bullet] The Lehigh Offer will provide BACs holders with an immediate opportunity to liquidate their investment in the Partnership. BACs holders who have a present or future need for the tax credits and/or tax losses from the BACs may, however, prefer to retain their BACs and not tender them pursuant to the Lehigh Offer.

[bullet] In July 1997, the General Partners sought an explanation from the Purchaser justifying the Purchase Price. The Purchaser explained its pricing model to the General Partners, including its belief that the position of BACs holders who sold their BACs pursuant to the Lehigh Offer would compare favorably to the position of BACs holders who chose to remain in the Partnership. The General Partners expressed their preference that the Purchase Price be higher but no further discussions regarding increasing the Purchase Price occurred.

[bullet] As stated by the Purchaser in the Lehigh Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BACs holder's desire to sell its BACs at a high price. Therefore, BACs holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BACs holders should be aware that a secondary market exists for the BACs.


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[bullet] BACs HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES
         FROM THE BACs SHOULD THEY TENDER PURSUANT TO THE LEHIGH OFFER.

[bullet] BACs holders who tender their BACs will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale. The Partnership has made no distributions to BACs holders in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

[bullet] BACs holders should consult with their respective advisors about the financial, tax, legal and other consequences of the Lehigh Offer.

Item 5. Persons Retained, Employed or to Be Compensated.
     Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to BACs holders on its behalf concerning the Lehigh Offer.

Item 6. Recent Transactions and Intent With Respect to Securities.
     (a) Neither the Partnership nor the General Partners have effected any transactions in the BACs during the past 60 days. The General Partners are not aware of any transactions in the BACs during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries. According to the Lehigh Offer materials, the Purchaser, an affiliate of RFA (a General Partner), effected three secondary market transactions, each effective as of March 1, 1997, to acquire a total of 169 BACs at a price per BAC of approximately $546.20, not including commissions. Also effective as of March 1, 1997, the Purchaser effected a private transaction and acquired an additional 20 BACs at a price per BAC of $588.

     (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries own any BACs and, therefore, cannot tender BACs to the Purchaser pursuant to the Lehigh Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company.
     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Lehigh Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Lehigh Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8. Additional Information to Be Furnished.
     In May 1997, at the request of the General Partners, the Purchaser retained Valuation Research Corporation to independently determine the value of the BACs for the Partnership. On June 30, 1997, Valuation Research Corporation delivered its valuation opinion (a copy of which has been filed as Exhibit (c)(2) hereto). Subject to the terms, conditions and assumptions set forth therein and based upon various valuation methods, Valuation Research Corporation concluded that the estimated Fair Value (as defined below) of the BACs, effective as of May 31, 1997, is between $528.84 and $576.88 per BAC. For purposes of the valuation opinion, "Fair Value" is defined as "the amount for which a BAC would change hands between a willing buyer and a willing seller neither under compulsion to act, with equity to both, each having reasonable knowledge of all relevant facts, and within a commercially reasonable period of time."

Item 9. Material to be Filed as Exhibits.
   (a)(1) Letter from Freedom Tax Credit Plus L.P. to BACs holders, dated September 11, 1997.

   (b)    None.

   (c)(1) Letter Agreement, dated August 26, 1997, among Freedom Tax Credit Plus L.P., Lehigh Tax Credit Partners L.L.C. and Related Freedom Associates L.P.

   (c)(2) Valuation opinion, dated June 30, 1997, delivered to Freedom Tax Credit Plus L.P. by Valuation Research Corporation.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 11, 1997



                                FREEDOM TAX CREDIT PLUS L.P.


                                By: FREEDOM GP INC.


                                By: /s/ Doreen D. Odell
                                   --------------------------------------------
                                   Name: Doreen D. Odell
                                   Title:  President


                                By: RELATED FREEDOM ASSOCIATES L.P.


                                By: Related Freedom Associates Inc., its general
                                    partner



                                By: /s/ Alan P. Hirmes
                                   ---------------------------------------------
                                   Name: Alan P. Hirmes
                                   Title:  Vice President


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                                  EXHIBIT INDEX

EXHIBIT
NO.                                  TITLE

(a)(1) Letter from Freedom Tax Credit Plus L.P. to BACs holders, dated September 11, 1997.

(c)(1) Letter Agreement, dated August 26, 1997, among Freedom Tax Credit Plus L.P., Lehigh Tax Credit Partners L.L.C. and Related Freedom Associates L.P.

(c)(2) Valuation opinion, dated June 30, 1997, delivered to Freedom Tax Credit Plus L.P. by Valuation Research Corporation.